Exhibit 99.1
Algonquin Power & Utilities Corp. Announces Pricing of $500 Million of Senior
Unsecured Notes due 2029 and $350 Million of Senior Unsecured Notes due 2034

OAKVILLE, Ontario, January 10, 2024 – Algonquin Power & Utilities Corp. (“APUC”) (TSX/NYSE: AQN) today announced that on January 9, 2024, Liberty Utilities Co. (“Liberty Utilities”), APUC’s U.S. regulated distribution utility holding company, priced an offering of $500 million aggregate principal amount of 5.577% senior notes due January 31, 2029 (the “2029 Notes”) and $350 million aggregate principal amount of 5.869% senior notes due January 31, 2034 (the “2034 Notes” and, together with the 2029 Notes, the “Notes”).

Liberty Utilities intends to use the net proceeds from the sale of the Notes to repay indebtedness and/or for other general corporate purposes. Liberty Utilities may invest funds which it does not immediately require in short-term investment instruments.

The Notes are unsecured and unsubordinated obligations of Liberty Utilities and will rank equally with all of Liberty Utilities’ existing and future unsecured and unsubordinated indebtedness and senior in right of payment to any existing and future Liberty Utilities subordinated indebtedness. APUC is not a guarantor or obligor of the Notes. The 2029 Notes were priced at an issue price of 99.996% of their face value and will mature on January 31, 2029. The 2034 Notes were priced at an issue price of 99.995% of their face value and will mature on January 31, 2034. The offering is expected to close on January 12, 2024, subject to the satisfaction of customary closing conditions.

The Notes were offered and will be sold in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons in transactions outside the United States pursuant to Regulation S under the Securities Act. The Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy the Notes or any other security and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any persons to whom, such an offer, solicitation or sale would be unlawful. Any offers of the Notes will be made only by means of a private offering memorandum.

About Algonquin Power & Utilities Corp. and Liberty Utilities

Algonquin Power & Utilities Corp., parent company of Liberty Utilities, is a diversified international generation, transmission, and distribution utility with approximately $18 billion of total assets. APUC is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. In addition, APUC owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.

APUC's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. APUC's common shares, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNB, and AQNU, respectively.

Visit APUC at www.algonquinpower.com and follow us on Twitter @AQN_Utilities.

Forward-Looking Statements

Certain written statements included herein constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of applicable securities laws in the United States, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). The words “will”, “may”, “shall”, “expects”, “intends” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained herein include, but are not limited to statements regarding the ranking of the Notes, closing of the offering and the use of proceeds therefrom. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their nature they rely upon assumptions and involve inherent risks and uncertainties. Each of APUC and Liberty Utilities cautions that although it is believed that the assumptions are reasonable in the circumstances, actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in APUC's most recent annual and interim Management's Discussion and Analysis and most recent Annual Information Form, filed with securities regulatory authorities in Canada and the United States. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, neither APUC nor Liberty Utilities undertakes any obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500